UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

	For the fiscal year ended	December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to ____________

	Commission file number	001-12647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORIENTAL GROUP CODA PROFIT SHARING PLAN

c/o Oriental Bank and Trust
Professional Offices Park
996 San Roberto Street, 2nd Floor
San Juan, Puerto Rico 00926

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORIENTAL FINANCIAL GROUP INC.

Professional Offices Park
998 San Roberto Street, 4th Floor
San Juan, Puerto Rico 00926

Oriental Group CODA
Profit Sharing Plan
Financial Statements as of December 31, 2004 and
2003 and for the Year Ended December 31, 2004,
Supplemental Schedules for the Year Ended
December 31, 2004 and Report of Independent
Registered Public Accounting Firm

ORIENTAL GROUP CODA PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Oriental Group Retirement Committee of
Oriental Group CODA Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Oriental Group CODA Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 17, 2005

Stamp No. 2074479
affixed to original.

ORIENTAL GROUP CODA PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003

INVESTMENTS–At fair value	$8,885,322	$6,981,976

RECEIVABLES:
Participants’ contributions	23,674	18,659
Employer’s contributions	8,726	7,685
Other	66,193	66,362

Total receivables	98,593	92,706

Total assets	8,983,915	7,074,682

LIABILITIES—Excess contribution to be recognized next year	16,941	4,359

NET ASSETS AVAILABLE FOR BENEFITS	$8,966,974	$7,070,323

See notes to financial statements.

ORIENTAL GROUP CODA PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,214,728
Dividends	112,462
Interest	52

Total investment income	1,327,242

Contributions:
Participants	664,330
Employer	176,660

Total contributions	840,990

Total additions	2,168,232

DEDUCTIONS—Deductions from net assets attributed to benefits paid to participants	271,581

NET INCREASE	1,896,651

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	7,070,323

End of year	$8,966,974

See notes to financial statements.

ORIENTAL GROUP CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of Oriental Group CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.	General–The Plan is a defined contribution plan maintained by Oriental Financial Group Inc. (the “Employer”) for the benefit of its employees and those of its affiliated companies (Oriental Bank & Trust (the “Bank”), Oriental Financial Services Corp., Oriental Mortgage Corp. and Oriental Insurance Agency, Inc.), who are residents of Puerto Rico, have completed six-months of service and are age twenty-one or older. The Plan was established effective January 1, 1992. Effective January 1, 2002, the Plan was amended to transfer the sponsorship of the Plan from Oriental Bank & Trust to the Employer and to change the name of the Plan from Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan to Oriental Group CODA Profit Sharing Plan. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Contributions–Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by the Puerto Rico tax laws. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, a fund, which invests in Oriental Bank & Trust time deposits, and a fund which invests in common stock of the Employer as investment options for participants. The Employer contributes 80 percent of the first $1,040 of the participant’s contributions. The Employer’s matching contributions are invested directly in the Employer common stock. Contributions are subject to certain limitations.

c.	Participant Accounts–Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting–Participants are vested immediately in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer or death while employed by the Employer.

e.	Payment of Benefits–On termination of service due to death, disability or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution or a fixed period that may not exceed the participant’s life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

f.	Loans to Participants–Loans to participants are not permitted.

g.	Forfeited Accounts–Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the year ended December 31, 2004, forfeitures totaling $13,454 were used to off-set current year Employer matches.

h.	Plan Termination–Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Following are the significant accounting policies followed by the Plan:

a.	Basis of Presentation–The financial statements of the Plan are prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

b.	Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties–The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

d.	Investments Valuation and Income Recognition–The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and time deposits are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

e.	Payment of Benefits–Benefits are recorded when paid.

f.	Plan Expenses–All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and cost related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, may be paid out of the invested assets unless paid by the Employer.

3.	INVESTMENTS

The following presents investments as of December 31, 2004 and 2003 that represent five percent or more of the Plan’s net assets.

	2004	2003

Oriental Financial Group Inc. – common stock; 194,765 and 189,126 shares, respectively	$5,513,784	$4,860,546
Fidelity Advisor Growth Opportunities Fund – Class T; 24,812 and 22,188 units, respectively	757,771	635,456
Fidelity Advisor Equity Growth Fund – Class T; 14,945 and 12,356 units, respectively	683,148	550,075

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,214,728 as follows:

Oriental Financial Group Inc. – common stock	$1,007,506
Mutual funds	207,222

Total	$1,214,728

Certain plan assets are invested in shares of mutual funds as directed by participants. Oriental Bank & Trust, Inc. (the “Bank”), the Trustee of the Plan, accumulates all investment income (interest and dividends) together with the appreciation in fair value of the fund investments and reports the accumulation in the single unit value of each share. Since the amount of investment income is not significant, separate disclosure of investment income and appreciation in fair value of the fund investments is not presented for the mutual funds.

4.	NONPARTICIPANT – DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (the Employer’s matching contributions that are invested in Oriental Financial Group, Inc. common stock) is as follows:

	2004	2003

Net assets at December 31, 2004 and 2003 –
Oriental Financial Group Inc. common stock 109,457 and 94,935 shares, respectively	$3,098,705	$2,439,834

Changes in net assets for the year ended December 31, 2004:
Contributions, net of forfeitures totaling $13,454	$175,750
Dividends	112,462
Net appreciation	466,778
Benefits paid to participants	(96,119)

Net increase in net assets	$658,871

5.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Oriental Financial Group Inc. common stock. Oriental Financial Group Inc. is the Plan sponsor and therefore qualifies as a related party. At December 31, 2004 and 2003, the Plan held an investment of 194,765 and 189,126 shares of Oriental Financial Group Inc. common stock, respectively. The fair value of the common stock fund at December 31, 2004 and 2003 was $5,513,784 and $4,860,546, respectively. For the year ended December 31, 2004, the Plan purchased 5,187 shares of Oriental Financial Group Inc. common stock at a cost of $146,569. For the year ended December 31, 2004, the Plan sold 29,416 shares of Oriental Financial Group Inc. common stock with proceeds of $804,674. For the year ended December 31, 2004, the Plan received dividend income and a twenty-five percent (25%) stock split effected in the form of a dividend on common stock from Oriental Financial Group Inc. of $112,462 and 18,913 shares, respectively.

The money market account amounted to $1,092 at December 31, 2004 and consists of a time deposit at the Bank, earning interest at .32%. The Bank is a subsidiary of the Plan sponsor and therefore qualifies as a related party.

6.	INCOME TAXES

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

******

SCHEDULE I

ORIENTAL GROUP CODA PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2004
(FORM 5500, SCHEDULE H, LINE 4i)

	Shares/Units	Fair
Identity of Issue	Par Value	Value

Oriental Financial Group Inc. – Common Stock (Cost of $1,929,309)**	194,765	$5,513,784

Mutual Funds:
Fidelity Advisor Growth Opportunities Fund – Class T*	24,812	757,771
Fidelity Advisor Equity Growth Fund – Class T*	14,945	683,148
Fidelity Advisor Government Investment Fund – Class T*	42,722	431,065
Fidelity Advisor Growth & Income Fund – Class T*	12,446	206,609
Fidelity Advisor Mid Cap Fund – Class T*	10,916	275,306
Fidelity Advisor Global Equity Fund – Class T*	13,178	168,808
Fidelity Advisor Equity Value Fund – Class T*	8,943	104,452
Fidelity Advisor Small Cap Fund – Class T*	6,321	155,695
Fidelity Advisor International Capital Appreciation Fund – Class T*	9,582	161,268
Fidelity Advisor Technology Fund – Class T*	3,055	47,052
Fidelity Advisor Intermediate Bond Fund – Class T*	6,772	75,443

U.S. Treasury Money Fund of America	288,759	288,759
Money Market**	1,092	1,092
Cash Account	15,070	15,070

Total		$8,885,322

  *Registered Investment Company
**Party-in-interest

SCHEDULE II

ORIENTAL GROUP CODA PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(FORM 5500, SCHEDULE H, LINE 4j)

SINGLE TRANSACTIONS – None.

SERIES OF TRANSACTIONS:

					Expense		Value of
					Incurred		Asset on	Net
	Number of	Number of	Purchase	Selling	with	Cost of	Transaction	Gain
Description of Asset	Purchases	Sales	Amount	Amount	Transaction	Asset	Date	on Sale

Oriental Financial Group Inc.— common stock	37	89	$146,569	$804,674	None	$302,822	$804,674	$501,852

SCHEDULE III

ORIENTAL GROUP CODA PROFIT SHARING PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(FORM 5500, SCHEDULE H, LINE 4a)

	Relationship	Description of	Cost of
Identity of Party Involved	to Plan	Transaction	Asset

Oriental Financial Group Inc.	Plan Sponsor	Certain participant contributions for the year ended December 31, 2004 were remitted to the Plan after the maximum time period described in 29 CFR 2510.3-102	$20,537

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL GROUP CODA PROFIT SHARING PLAN
(Name of Plan)

Date:	June 24, 2005	/s/ Héctor Méndez

Héctor Méndez Senior Executive Vice President and Chief Financial Officer

/s/ José Gabriel Díaz

José Gabriel Díaz First Senior Vice President and Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23	Consent of Deloitte & Touche LLP